Exhibit 16

LETTERHEAD OF AIDMAN, PISER & COMPANY, P.A.
401 E. JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602
(813) 222-8555

January 5, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Subject: Davel Communications, Inc. Auditor Termination

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K, dated January 3, 2005, of Davel Communications, Inc. (the “Registrant”) and are in agreement with the statements in the second, third and seventh paragraphs, and the last sentence of the fourth paragraph. We have no basis to agree or disagree with the statements contained in the first, fifth and sixth paragraphs, or the first and second sentences of the fourth paragraph of the above referenced filing.

/s/ Aidman, Piser & Company, P.A.